Exhibit 99.1

Gridsum Appoints Co-Chief Financial Officer

BEIJING, April 20, 2017 — Gridsum Holding Inc. (“Gridsum” or the “Company”) (NASDAQ:GSUM), a leading provider of cloud-based big-data analytics, machine learning and AI solutions in China, today announced the appointment of Mr. Ravi Sarathy as its Co-Chief Financial Officer, alongside Mr. Michael Peng Zhang, the Chief Financial Officer of the Company, effective immediately. The appointment will further strengthen the Company’s senior management team and enhance its financial reporting, internal control, strategic investment and investor relations capabilities. Mr. Ravi Sarathy will also be responsible for the Company’s global collaborations in the new role.

Mr. Sarathy served as Chief Strategy Officer of the Company from October 2016. He was previously head of APAC Internet and Software Equity Research at Citigroup from 2010. Prior to that, in 2000, Ravi was the co-founder and President of iRealitygroup, a leading Asia-focused TMT corporate finance, M&A and investment boutique. Ravi also served as the head of global Internet research and also the head of Asia Internet, media and telecommunications research at Lehman Brothers from 1996 to 2000. Mr. Sarathy holds a bachelor’s degree and a master’s degree, both in economics, from Peterhouse, Cambridge University.

Mr. Guosheng Qi, Chief Executive Officer of Gridsum, stated, “We are delighted to enhance our senior management team with this new role for Ravi. Ravi’s decades of experience in the finance and technology industries will be a tremendous asset for Gridsum as we broaden our capital market outreach and corporate finance capabilities. Going forward, we will fully leverage the strong talent and leadership of our seasoned management team to continue executing our company’s growth strategy.”

“I’m honored to take this new role as Gridsum’s Co-CFO,” said Mr. Ravi Sarathy, Co-Chief Financial Officer of Gridsum. “I look forward to continuing to work closely with CEO, Guosheng Qi, CFO, Michael Zhang and the team to drive further growth and generate incremental value for our shareholders.”

About Gridsum

Gridsum Holding Inc. is a leading provider of cloud-based data analytics, machine learning and AI solutions for multinational and domestic enterprises and government agencies in China. Gridsum’s core technology, the Gridsum Big Data Platform, is built on a distributed computing framework and performs real-time multi-dimensional correlation analysis of both structured and unstructured data. This enables Gridsum’s customers to identify complex relationships within their data and gain new insights that help them make better business decisions. The Company is named “Gridsum” to symbolize the combination of distributed computing (Grid) and analytics (sum). As a digital intelligence pioneer, the Company’s mission is to help enterprises and government organizations in China use data in new and powerful ways to make better informed decisions and be more productive.

For more information, please visit http://www.gridsum.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, Gridsum’s financial outlook as well as Gridsum’s strategic and operational plans contain forward-looking statements. Gridsum may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Gridsum’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in Gridsum’s pursuit of its goals and strategies; the unexpected developments, including slow growth, in the digital intelligence market; reduced demand for, and market acceptance of, Gridsum’s solutions; difficulties keeping and strengthening relationships with customers; potentially costly research and development activities; competitions in the digital intelligence market; PRC governmental policies relating to media, software, big data, the internet, internet content providers and online advertising; and general economic and business conditions in the regions where Gridsum provides solutions and services. Further information regarding these and other risks is included in Gridsum’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Gridsum undertakes no duty to update such information except as required under applicable law.

Investor Relation Contact:

ICR, Inc.

Xueli Song

Tel: +1 (646) 328-2510

Email: IR@gridsum.com